EXHIBIT F

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ADVANCED OXYGEN TECHNOLOGIES, INC. AND SUBSIDIARY June 30, 2010 and 2009
Table of Contents
Page

Report of Independent Registered Public Accounting Firm for periods ending June 30, 2010 and 2009	F-2

Financial Statement

Balance Sheets as of June 30, 2010 and 2009	F-3

Consolidated Statements of Operations for the periods ending June 30, 2010 and 2009	F-4

Consolidated Statements of Stockholders' Equity (Capital Deficiency) for the periods ending June 30, 2010 and 2009	F-5

Consolidated Statements of Cash Flows for the periods ending June 30, 2010 and 2009	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTRATED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Advanced Oxygen Technologies, Inc.

We have audited the accompanying balance sheets of Advanced Oxygen Technologies, Inc. and subsidiary (the “Company”) as of June 30, 2010 and June 30, 2009 and the related consolidated statements of operations, changes in shareholders' equity (capital deficiency) and comprehensive income, and cash flows for each of the three year period ended June 30, 2010. We also have audited the Company’s internal control over financial reporting as of June 30, 2010 and June 30, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8A. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements appearing under Item 8(a) present fairly, in all material respects, the financial position of Advanced Oxygen Technologies, Inc and its subsidiary as of June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for each of the three years in the period ending June 30, 2010, in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010 and June 30, 2009 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

Copenhagen, August 30, 2010

/s/ Horwath Revisorerne v.m.b.a.

Hellerup, Denmark

State Authorized Public Accountant

ADVANCED OXYGEN TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLATED BALANCE SHEETS
	As of June 30,
ASSETS	2010	2009

CURRENT ASSETS
Cash	$ 21,120	$ 31,268
Accounts Receivable	-	5,283
	------------	------------
Total Current Assets	21,120	36,551

FIXED ASSETS
Land and buildings	525,000	650,000
	------------	------------
TOTAL ASSETS	$ 546,120	$ 686,551
See accompanying notes to financial statements.	============	============
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Accounts payable	$ 23,880	$ 24,389
Accrued Expenses	-	-
Current Portion of Long Term Debt	6,246	7,011
Note Payable	169,084	177,000
Payroll and sales taxes payable	42,949	42,115
Prepaid Rental Revenues	9,448	14,883
	------------	------------
Total current liabilities	251,607	265,398

Long Term Debt, subsidiary	68,576	86,902
Due to affiliate	36,458	38,015
	------------	------------
Total Long Term Debt	105,034	124,917

Total Liabilities	356,641	390,315

STOCKHOLDERS' DEFICIENCY -
Convertible preferred stock, Series 2, par value $0.01; authorized 10,000,000 shares; issued and outstanding 5,000 shares liquidating preference $25,000	50	50

Convertible preferred stock, Series 3, par value $0.01; authorized and issued, 1,670,000 shares	16,700	16,700

Convertible preferred stock, Series 4; issued and outstanding,	-	-

Convertible preferred stock, Series 5; issued, 1 share	-	-

Common stock, par value $0.01; authorized, 90,000,000 shares; issued 46,973,585 shares	469,736	469,736

Additional paid-in capital	20,497,769	20,497,769

Accumulated deficit	(20,787,492)	(20,680,735)

Less treasury stock, at cost
1,670,000 shares of convertible preferred stock, Series 3	(7,284)	(7,284)
1,120,000 shares of common stock	-	-

TOTAL SHAREHOLDERS EQUITY	189,479	296,236
	------------	------------
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 546,120	$ 686,551
	============	============
See accompanying notes to financial statements.

ADVANCED OXYGEN TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF OPERATIONS
	As of June 30,
	2010	2009
Revenues

Real Estate Rentals	$ 34,711	$ 58,491
Foreign Exchange	12,253	26,022
	-------------	-------------
Total Revenues	$ 46,964	$ 84,513

Costs and Expenses
General & Administrative, ANV	7,940	1,186
Bad Debt Expense, ANV	5,115	-
Interest Expense, ANV	5,907	7,318
Professional expenses-corporate	7,671	5,660
Transfer Agent Expense	2,100	2,125
Total Costs and Expenses	28,733	16,289

	-------------	-------------
Income (loss) from operations before other income (expenses), and income tax expense	18,231	68,224

	-------------	-------------
Other income (expenses)
Net gain (loss) on Sale of Asset	-	-
Interest Income	-	-
Interest Income	12	3,903
	-------------	-------------
Total Other Income(expense)	12	3,903

Income tax expense	-	-
	-------------	-------------
NET INCOME (LOSS)	$ 18,243	$ 72,127

	=============	=============
Average number of shares outstanding	46,761,859	46,761,859

Net loss per share	$ 0.0004	$ 0.0015
	=============	=============
Diluted earnings (loss) have not been presented since the effect of the assumed conversion of the convertible preferred stock would have an anti-dilutive effect.
See accompanying notes to financial statements.

ADVANCED OXYGEN TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
Years ended June 30,

	2010	2009	2008
Common stock, par value $0.01, authorized, 90,000,000 shares;
issued, as follows:
Balance at beginning and end of year 46,973,585	$ 469,736	$ 469,736	$ 469,736
	=============	=============	=============
Additional paid in capital:
Balance at beginning and end of year	$ 20,497,769	$ 20,497,769	$ 20,497,769
	=============	=============	=============
Accumulated deficit:
Balance at beginning of year	$ (20,680,735)	$ (20,752,862)	$ (20,844,584)
Net income (loss) for the year	18,243	72,127	91,722
Increase (Decrease) in Value of Land & Buildings	(125,000)
	-------------	-------------	-------------
Balance at end of year	$ (20,787,492)	$ (20,680,735)	$ (20,752,862)
	=============	=============	=============
Other stockholders' deficiency accounts (no change during year)
Convertible preferred stock, net of treasury stock(see balance sheet )	$ 9,466	$ 9,466	$ 9,466
	=============	=============	=============
Stockholders' Equity (Deficiency) at end of year	$ 189,479	$ 296,236	$ 224,109
	=============	=============	=============
See accompanying notes to financial statements.

ADVANCED OXYGEN TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended June 30,
	2010	2009
Cash flows from operating activities
Net income (loss)	$ 18,243	$ 72,127
Adjustments to reconcile net income to net cash

Changes in operating assets and liabilities
Accounts receivable	5,283	27
Other receivables and prepaid expenses	-	-
Accounts payable	(509)	2,625
Accrued Expenses	-	-
Payroll and sales taxes payable	833	2,344
Client Escrow Funds	-	-
Current Portion of long term debt	(765)	3,153
Note Payable	(7,915)	(148,766)
Prepaid Rental Revenues	(5,435)	(11,709)
	-------------	-------------
Net cash provided by (used in) operating activities	9,735	(80,199)
	-------------	-------------

Cash flow from financing activities:
Proceeds from:
Borrowing from officer-directors	2,431	2,330
Long term debt	-	-
Proceeds used for:
Long Term Debt, ANV	(18,326)	(24,826)
Long Term Debt, Crossfield	(3,988)	-
	-------------	-------------
Net cash provided by financing activities	(19,883)	(22,496)

NET (DECREASE) INCREASE IN CASH	(10,148)	(102,695)

Cash at beginning of year	31,268	133,962
	-------------	-------------
Cash at end of year	$ 21,120	$ 31,268
	=============	=============
Income taxes paid
See accompanying notes to financial statements.

NOTE 1- ORGANIZATION AND LINE OF BUSINESS

Organization:

Advanced Oxygen Technologies, Inc. (formerly Aquanautic Corporation) (the "Company") was a specialty materials company in the development stage (as defined by the Financial Accounting Standards Board ("FASB") in Statement of Financial Accounting Standards ("SFAS") no. 7, "Accounting and Reporting by Development Stage Enterprises"). The Company's core technology consisted of a variety of materials, which have a high affinity for oxygen. Through 1993 the Company also conducted research through funding from various government agencies such as the office of Naval Research and from Small Business Innovative Research ("SBIR") grants, as well as through its own internally generated funds.

The Company has agreed to indemnify Grace for any out of pocket costs incurred because of the claims, litigation, arbitration, or other proceedings (a) relating to the validity or ownership of the Patent Rights, (b) relating to any infringement by the Patent Rights of any other patent or trademark owned by a third party, (c) relating to any breach by the Company of its representations, warranties, covenants in the Purchase Agreement, or (d) arising from any state of affairs existing at closing which was not this indemnity. The indemnity is for all such costs up to $75,000 and for 50% of such costs over $75,000. Amounts due Grace under the indemnity would be paid by withholding royalties from the Company.

The Company ceased its previous operations described above during 1995 and had dormant operations until March 1998. During 1997, the Company entered into the following agreements in preparation of starting a new line of business:

Stock Acquisition Agreement:

Pursuant to a Stock Acquisition dated as of December 18, 1997, the Company issued 23,750,000 shares of its common stock, par value $0.01 per share, to several investors for $60,000 in cash, plus consulting services with a fair value of $177,500. In December, 2000 an affiliated creditor received $125,000 to reduce the Company's debt from an unrelated buyer of 3,000,000 shares of common stock which the Company issued during the year

On March 9, 1998, pursuant to an Agreement of Purchase and Sale of Specified Business Assets ("Purchase Agreement"), a Promissory Note, and a Security Agreement, the Company purchased certain tangible and intangible assets (the "Assets"), including goodwill and rights under certain contracts from Integrated Marketing Agency, Inc. ("IMA"). The assets purchased from IMA consisted primarily of furniture, fixtures, equipment, computers, servers, software, and databases previously used by IMA in its full-service telemarketing business. The purchase price consisted of (a) a cash down payment of $10,000, (b) a note payable of $550,000, and (c) 1,670,000 shares of the Company's Series 3 convertible preferred stock. As described in Note 10, the preferred shares automatically convert into the Company's common shares on March 2, 2000 in a manner that depends on the value of the common stock during the ten trading days immediately prior to March 1, 2000. However, as part of the Purchase Agreement, IMA has the option to redeem the converted shares for the aggregate sum of $500,000 by delivering written notice to redeem the converted shares within ten business days after the conversion date. At the time of the purchase, the fair value of the preferred shares was not clearly evident, even though it appeared to be less than $500,000. Therefore, the purchase price had a fair value of at least $1,060,000. The assets purchased were recorded based upon their fair values.

Pursuant to a Purchase Agreement dated January 28, 1999, the Company purchased the 1,670,000 shares of the Series 3 convertible preferred stock and the promissory note discussed in the preceding paragraph. As part of the agreement, the Company paid $15,000 to IMA, assumed a certain computer equipment lease with remaining obligations totaling $44,811 and executed a one-year $5,000 promissory note to IMA. In addition, both IMA and the Company provided mutual liability releases to each other.

On March 5, 2003, the Company, in exchange for 14,000,000 common shares, acquired the common stock of IP Service Aps("IP") a Danish corporation which developed and sells a software package "Analizt". Analizt is a security early warning tool used by network administrators in order for them to implement security patches on software installations. The product is sold as installed software together with a subscription for information updates for the security database. The common shares issued at the date of acquisition were valued at 2 cents per share assigned entirely to software costs, an intangible asset, which has no fixed determinable life. This asset is evaluated at least annually and any decline in value is charged to operations during that year.

On April 23, 2005 Mobile Group Inc., a formerly fully owned subsidiary of Advanced Oxygen Technologies, Inc., acquired 100% of the issued and outstanding stock of Mobiligroup, ApS from all of its owners in exchange for 80% of its stock. The Company will account for the investment of 20% of Mobile Group Inc. by the equity method.

Waiver Agreement: On April 23, 2005 the shareholders that sold IP Service ApS to Advanced Oxygen Technologies, Inc. ("IP Sellers") entered into a waiver agreement with Advanced Oxygen Technologies, Inc. whereby: 1) The IP Sellers waived and relinquished all rights to collect the share conversion owed to the IP Sellers from the conversion of a preferred share pursuant to the stock acquisition agreement of March 3, 2003 (agreement governing the purchase of IP Service ApS, "IP Purchase Agreement"), 2) The IP Sellers release and indemnify Advanced Oxygen Technologies, Inc. and Advanced Oxygen Technologies, Inc. release and indemnify the IP Sellers for breach of contract, making false warranties and representations, and, liabilities associated with the remedies of set off pursuant to the IP Purchase Agreement, and, 3) For consideration of the above the IP Sellers will deliver to Advanced Oxygen Technologies, Inc. the Preferred Share and One Million One hundred twenty thousand (1,120,000) shares of Advanced Oxygen Technologies, Inc.,

Sale of IP Service: On April 23, 2005 Advanced Oxygen Technologies, Inc. sold 100.00% of the stock of IP Service ApS to Securas, Ltd. 7 Stewards Court, Carlisle Close, Kingston Upon Thames, Surrey KT2 7AU, United Kingdom ("SecurAs") for consideration as follows: 1) The purchase price will be Seven Hundred and Fifty Thousand US Dollars payable as follows:a) Cash and or b) Royalties, which are comprised of 33.33% of all revenue derived from or associated with IP Service ApS or any of its products, which shall be payable quarterly on the 10th day following each quarter and SecurAs will deliver a certified audit of the revenues of IP Service ApS annually to Advanced Oxygen Technologies Inc. At any time Advanced Oxygen Technologies, Inc. can conduct and independent audit of IP Service ApS. At closing, SecurAs did NOT pay any cash to Advanced Oxygen Technologies, Inc. The revenues for IP Service for the period years ended June 30, 2005 and June 30, 2004 were $41,420 and $41,421 respectively. The losses for IP Service for the period years ended June 30, 2005 and June 30, 2004 were $204,058 and $27,408 respectively. No income has been recognized from the sale.

Purchase of Anton Nielsen Vojens ApS: On February 3, 2006 Advanced Oxygen Technologies, Inc. ("AOXY") purchased 100.00% of the stock of Anton Nielsen Vojens ApS ("ANV"), a Danish company from Borkwood Development Ltd. (a current shareholder of AOXY) for Six Hundred and Fifty Thousand US Dollars. The transaction was financed as follows: 1) AOXY executed a promissory note ("Note") for $650,000, payable to the sellers of ANV ("Sellers") payable and amortized monthly and carrying a interest at 5% per year. AOXY has the right to prepay the note at any time with a notice of 14 days. To secure the payment of principal and interest the Sellers will receive a perfect lien and security interest in the Shares in the company ANV until the note with accrued interest is paid in full., and, 2) In the case that the Note has not been repaid within 12 months from the day of closing the Sellers have the right to convert the debt to common stock of Advanced Oxygen Technologies, Inc. in an amount of non diluted shares calculated on the conversion Date, equal to the lesser of : a) Six hundred and Fifty thousand (650,000) or the Purchase Price minus the principal payments made by the buyer, which ever is greater, divided by the previous ten day closing price of AOXY as quoted on the national exchange, or b) Fifteen million shares, which ever is lesser.

Subdivision and Sale of ANV Real Estate: Pursuant to an acquisition agreement ("Acquisition Agreement"), on March 3, 2006 Anton Nielsen Vojens ApS ("ANV"), a wholly owned subsidiary of Advanced Oxygen Technologies, Inc. ("AOXY") sub divided and sold a 3,300 M2 portion of its Vojens City property ('Property") for Two Million Three hundred Thousand Danish Krone (2.300.000 DKk) to Ejendomsselskabet Ostergade 67 ApS, a Danish company ("EO").

Lines of Business:

The Company through its wholly owned subsidiary ANV owns income producing commercial real estate leased to Statoil AS until 2026.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Recognition of rental income:

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms.

Real Estate Accounting Principles:

The Company treats the valuation of its real estate in accordance with FASB Statement No. 157, Fair Value Measurements, which provides for the companies accounting valuation of real estate. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has valued its real estate using the three valuation approaches defined in FASB Statement No. 157: The market approach, which uses observable prices and other relevant information derived from market transactions involving identical or comparable assets or liabilities, The income approach, which uses valuation technique to convert future benefits or costs, usually in the form of cash flows, into a present-value amount. Examples of an income approach include the discounted cash flow method and the direct capitalization method, and the cost approach, which uses estimates of the cost to replace an asset’s service capacity.

Revenue recognition on the sale of real estate:

Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”), as amended by SFAS No. 144. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using either the deposit, the installment, the cost recovery, or the financing method, whichever is appropriate.

Interest Recognition on Notes Receivable

Interest income is not recognized on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Foreign currency translation:

Foreign currency transactions are translated applying the current rate method. Assets and liabilities are translated at current rates. Stockholders' equity accounts are translated at the appropriate historical rates and revenue and expenses are translated at weighted average rates for the year. Exchange rate differences that arise between the rate at the transaction date and the one in effect at the payment date, or at the balance sheet date, are recognized in the income statement.

Income Taxes:

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets. Because it is doubtful that the net operating losses of recent years will ever be used, a valuation allowance has been recognized equal to the tax benefit of net operating losses generated.

Net Earnings per Share:

The Company adopted SFAS No. 128, "Earnings per Share". Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at June 30, 2009 did not exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on such amounts.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to major credit risk consist principally of a single subsidiary of Anton Nielsen Vojens ApS.

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of SFAS No. 155 had no material impact on its cash flows, results of operations, financial position or liquidity.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 requires recognition of a servicing asset or a servicing liability each time an entity undertakes an obligation to service a financial asset by entering into a servicing contract. SFAS No. 156 also requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value and subsequently measured at fair value at each reporting date. SFAS No. 156 was effective as of the beginning of any entity’s first fiscal year that began after September 15, 2006. The Company believes that the adoption of SFAS No. 156 had no material impact on its cash flows, results of operations, financial position or liquidity.

In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty Taxes”. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the “more likely than not” recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN No. 48 was effective for the Company’s fiscal years ending from June 30, 2007. The Company believes that there have been no material tax positions that resulted in a material impact upon implementation of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 was effective for the Company’s fiscal year ending June 30, 2009 and after. The Company believes that the implementation of SFAS No. 157 has had no material impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R”. This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 was in effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 was effective for the Company on July 1, 2008. The Company believes that there was no material impact of adopting SFAS 159 on its financial position, cash flows and results of operations.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP FAS 157-3 clarifies the application of FASB statement No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP could be applicable to us but the Company currently has no financial assets of this type.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“FAS 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected.

This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. FAS 165 is effective for interim and annual periods ending after June 15, 2009 and will be effective for the Company beginning with its interim period ended June 30, 2009. Since FAS 165 at most requires additional disclosures, the Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company in the interim period ending September 30, 2009 and it does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 3 - MAJOR CUSTOMER:

The Company's subsidiary, Anton Nielsen Vojens, ApS has sales to two major customers who were non related parts. For the period ending June 30, 2010 and June 30, 2009 the major customer concentrations were as follows:

	Percent of Sales for the Period ending June 30,
Customer	2010	2009
A	100%	100%
B	-	-

Total Sales from Major Customers	100%	100%

NOTE 4 - RELATED PARTY TRANSACTIONS ANTON NIELSEN VOJENS, ApS

The Company purchased Anton Nielsen Vojens ApS from a previous shareholder of the Company, Borkwood Development LTD ("Borkwood"). At the time of the acquisition, even though Borkwood was not a shareholder, a director of Borkwood was an officer of Anton Nielsen Vojens ApS. The Company had outstanding balances of long term debt to Borkwood Development LTD at June 30, 2010 and June 30, 2009 was $169,084 and $177,000 respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Commitments:

The Company issued a promissory note ("Note") for $650,000, payable to the Borkwood Development Ltd, a previous shareholder of the Company ("Seller"), payable and amortized monthly and carrying a interest at 5% per year. The Company has the right to prepay the note at any time with a notice of 14 days. To secure the payment of principal and interest the Sellers will receive a perfect lien and security interest in the Shares in the company ANV until the note with accrued interest is paid in full., and, 2) In the case that the Note has not been repaid within 12 months from the day of closing the Sellers have the right to convert the debt to common stock of Advanced Oxygen Technologies, Inc. in an amount of non diluted shares calculated on the conversion Date, equal to the lesser of : a) Six hundred and Fifty thousand (650,000) or the Purchase Price minus the principal payments made by the buyer, which ever is greater, divided by the previous ten day closing price of AOXY as quoted on the national exchange, or b) Fifteen million shares, which ever is lesser. The Note has been extended until July 1, 2011 and interest waived through the period ending June 30, 2010.

The Company's wholly owned subsidiary Anton Nielsen Vojens, ApS has a note payable with a bank. The original amount of the note was kr 750,000 Danish Krone (kr). The note is unsecured and uncollateralized, with a 7.00% interest rate and 8 years left on the term. The balances on the note as of June 30, 2010 and June 30, 2009 were $74,822 and $115,586 respectively and the yearly payments are fixed at kr 75,000. The value of the note reflect the currency adjustments. The table below summarizes the companies commitments going forward.

Advanced Oxygen Technologies, Inc. Commitments and Contingencies for the year Ending June 30, 2010
Year	Bank Note Amount in DKK	Bank Note Amount converted to $US Dollars at currency exchange rate at June 30, 2010	Borkwood Note Amount in $US Dollars	Total *
2011	DKK 75,000	$11,904	$169,084	$180,988
2012	DKK 75,000	$11,904		$11,904
2013	DKK 75,000	$11,904		$11,904
2014	DKK 75,000	$11,904		$11,904
2015	DKK 75,000	$11,904		$11,904
2016	DKK 75,000	$11,904		$11,904

The amounts stated in this table reflect the Company's commitments in the currencies that those commitments were made and the total column is an estimate of what the US dollar amount would be if the currency rates did not change going forward.

NOTE 6 - DUE TO AFFILIATE

Due to affiliate consisted of:

1) advances payable to Crossfields, Inc., a related party, which are not collateralized, non-interest bearing, and payable upon demand, however, the Company did not expect to make payment within one year. During the year ended June 30, 2010 and 2009 the Company paid back and borrowed $1,558 and $2,230 and had balances of $36,458 and $38,015 respectively , from affiliates and officers to meet expenses. The balances were not collateralized, were non-interest bearing and were payable on demand.

NOTE 7 - INCOME TAXES

As of June 30, 2010, the Company had federal and state net operating loss carryforwards of approximately $12,400,000 of which approximately $1,600,000 may be utilized to offset future taxable income. Section 382 of the Internal Revenue Code imposes substantial restrictions on the utilization of net operating loss and tax credit carryforwards when a change in ownership occurs. No deferred tax debits have been recorded because it is considered unlikely that they will be realized. The loss carryforwards will expire during the fiscal years ended June 30 as follows:

Year	Amount
2012	$464,000
2018	236,000
2019	548,000
2020	351,000
2021	29,000
Total	$ 1,628,000

The overall effective tax rate differs from the federal statutory tax rate of 34% due to operating losses and other deferred assets not providing benefit for income tax purposes.

NOTE 8 - SHAREHOLDERS' EQUITY:

Preferred Stock:

The Company is authorized to issue 10,000,000 shares of $0.01 par value preferred stock. The Company may issue any class of preferred shares in series. The board of directors has the authority to establish and designate series and to fix the number of shares included in each such series.

Series 2 Convertible Preferred Stock:

Each Series 2 preferred share is convertible into two shares of common stock at the option of the holder. Each Series 2 preferred share also includes one warrant to purchase two common shares for $5.00. The warrants are exercisable over a three-year period. In the event of the liquidation of the Company, holders of Series 2 preferred stock would be entitled to receive $5.00 per share, plus any unpaid dividends declared on the Series 2 preferred stock from the funds remaining after the Company's creditors, including directors, have been paid. There have been no dividends declared.

During November 1997, 172,000 shares of Series 2 preferred stock were converted into 344,000 shares of the Company's common stock.

Series 4 Convertible Preferred Stock:

The shares are collectively convertible to common stock of the Company on March 5, 2004, in an amount equal to the greater of a.)290,000 shares divided by the ten day closing price, prior to the date of acquisition of IPS, of the Company's common stock as quoted on the national exchange and not to exceed twenty million shares, or b.) six million shares.